■EX-99.1.
Response to the requested disclosure from KSE regarding establishing a new plant or acquiring the shares of a steel company in China
The Company is reviewing the investment expansion opportunities in steel sector by establishing a new plant or acquiring the shares of a steel company in China However, nothing has been determined yet.